CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Market-Linked Notes due 2023	$1,782,500	$221.92

September 2017

Pricing Supplement No. 1,817

Registration Statement Nos. 333-200365; 333-200365-12

Dated September 29, 2017

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document. At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the value of the underlying index on the determination date. These long-dated notes are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$1,782,500
Pricing date:	September 29, 2017
Original issue date:	October 4, 2017 (3 business days after the pricing date)
Maturity date:	October 4, 2023
Interest:	None
Underlying index:	EURO STOXX 50® Index
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

The payment due at maturity will not be less than $10 per note regardless of the performance of the underlying index.

Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	110%
Maximum payment at maturity:	None
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	3,594.85, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	September 29, 2023, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61766X822
ISIN:	US61766X8222
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	$9.462 per note. See “Investment Summary” beginning on page 2.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per note	$10	$0.30(1)
		$0.05(2)	$9.65
Total	$1,782,500	$62,387.50	$1,720,112.50
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.

(3)	See “Use of proceeds and hedging” on page 11.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Notes” at the end of this document.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Product Supplement for Equity-Linked Notes dated February 29, 2016            Index Supplement dated January 30, 2017

Prospectus dated February 16, 2016

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

Investment Summary

Market-Linked Notes

The Market-Linked Notes due October 4, 2023 Based on the Value of the EURO STOXX 50® Index (the “notes”) offer 110% participation in the positive performance of the underlying index. The notes provide investors:

▪	an opportunity to gain exposure to the EURO STOXX 50® Index

▪	the repayment of principal at maturity, subject to our creditworthiness

▪	110% participation in any appreciation of the underlying index over the term of the notes

▪	no exposure to any decline of the underlying index if the notes are held to maturity

At maturity, if the underlying index has depreciated or has not appreciated at all, you will receive the stated principal amount of $10 per note, without any positive return on your investment. All payments on the notes, including the repayment of principal at maturity, are subject to our credit risk.

Maturity:	6 years
Participation rate:	110%
Interest:	None

The original issue price of each note is $10. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than $10. We estimate that the value of each note on the pricing date is $9.462.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying index. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying index, instruments based on the underlying index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the participation rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

September 2017	Page 2

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of equities or equity indices and provide for the repayment of principal at maturity. They are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo yield in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any, based on the performance of the underlying index.

Repayment of Principal	The notes offer investors 110% upside exposure to the performance of the underlying index, while providing for the repayment of principal in full at maturity.
Upside Scenario	The underlying index increases in value, and, at maturity, the notes pay the stated principal amount of $10 plus 110% of the appreciation of the underlying index. There is no limitation on the appreciation potential.
Par Scenario	The underlying index declines or does not appreciate in value, and, at maturity, the notes pay only the stated principal amount of $10.

September 2017	Page 3

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 plus a supplemental redemption amount, if any. The supplemental redemption amount will be calculated on the determination date as follows:

(i) $10 times (ii) the index percent change times (iii) the participation rate of 110%.

The payment due at maturity will not be less than $10 per note regardless of the performance of the underlying index.

The table below illustrates the payment at maturity for each note for a hypothetical range of index percent change and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical initial index value of 3,500. The actual initial index value is set forth on the cover page of this document.

Index percent change	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $10 note
100.00%	7,000.00	$10	$11.00	$21.00	110.00%
90.00%	6,650.00	$10	$9.90	$19.90	99.00%
80.00%	6,300.00	$10	$8.80	$18.80	88.00%
70.00%	5,950.00	$10	$7.70	$17.70	77.00%
60.00%	5,600.00	$10	$6.60	$16.60	66.00%
50.00%	5,250.00	$10	$5.50	$15.50	55.00%
40.00%	4,900.00	$10	$4.40	$14.40	44.00%
30.00%	4,550.00	$10	$3.30	$13.30	33.00%
20.00%	4,200.00	$10	$2.20	$12.20	22.00%
10.00%	3,850.00	$10	$1.10	$11.10	11.00%
0.00%	3,500.00	$10	$0.00	$10.00	0.00%
-10.00%	3,150.00	$10	$0.00	$10.00	0.00%
-20.00%	2,800.00	$10	$0.00	$10.00	0.00%
-30.00%	2,450.00	$10	$0.00	$10.00	0.00%
-40.00%	2,100.00	$10	$0.00	$10.00	0.00%
-50.00%	1,750.00	$10	$0.00	$10.00	0.00%
-60.00%	1,400.00	$10	$0.00	$10.00	0.00%
-70.00%	1,050.00	$10	$0.00	$10.00	0.00%
-80.00%	700.00	$10	$0.00	$10.00	0.00%
-90.00%	350.00	$10	$0.00	$10.00	0.00%
-100.00%	0.00	$10	$0.00	$10.00	0.00%

September 2017	Page 4

Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

▪	The notes do not pay interest and may not pay more than the stated principal amount at maturity. If the index percent change is less than or equal to 0%, you will receive only the stated principal amount of $10 for each note you hold at maturity. As the notes do not pay any interest, if the underlying index does not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying index.

▪	The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks underlying the index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “EURO STOXX 50® Index Overview” below. You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

▪	There are risks associated with investments in securities linked to the value of foreign equity securities. The notes are linked to the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions between countries.

▪	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

▪	The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date. The final index value will be based on the index closing value on the determination date, subject to postponement for non-index business days and certain market disruption events. Even if the value of the underlying index

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Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

appreciates prior to the determination date but then drops by the determination date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying index prior to such drop. Although the actual value of the underlying index on the stated maturity date or at other times during the term of the notes may be higher than the index closing value on the determination date, the payment at maturity will be based solely on the index closing value on the determination date.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes will be influenced by many unpredictable factors” above.

▪	Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. Any of these actions could adversely affect the value of the notes. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates. If MS & Co. determines that there is no appropriate successor index on such determination date, the index closing value on the determination date will be an amount based on the values of the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the underlying index.

▪	Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index. See “Hypothetical Payout on the Notes” above.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 6-year term of the notes. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if

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Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. has determined the initial index value, will determine the final index value and will calculate the amount of cash you will receive at maturity. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—Supplemental Redemption Amount,” “—Calculation Agent and Calculations,” “—Alternate Exchange Calculation in the Case of an Event of Default” and “—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement for equity-linked notes. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

▪	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes. One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. Some of our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value, and, therefore, could have increased the value at or above which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the closing value of the underlying index on the determination date, and, accordingly, the amount of cash an investor will receive at maturity.

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Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

EURO STOXX 50® Index Overview

The EURO STOXX 50® Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors. For additional information about the EURO STOXX 50® Index, see the information set forth under “EURO STOXX 50® Index” in the accompanying index supplement.

Information as of market close on September 29, 2017:

Bloomberg Ticker Symbol:	SX5E
Current Index Value:	3,594.85
52 Weeks Ago:	2,991.58
52 Week High (on 5/5/2017):	3,658.79
52 Week Low (on 11/4/2016):	2,954.53

The following graph sets forth the daily index closing values of the underlying index for each quarter in the period from January 1, 2012 through September 29, 2017. The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period. The index closing value of the underlying index on September 29, 2017 was 3,594.85. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The underlying index has at times experienced periods of high volatility. You should not take the historical values of the underlying index as an indication of its future performance, and no assurance can be given as to the index closing value of the underlying index on the determination date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2012 to September 29, 2017

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Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

EURO STOXX 50® Index	High	Low	Period End
2012
First Quarter	2,608.42	2,286.45	2,477.28
Second Quarter	2,501.18	2,068.66	2,264.72
Third Quarter	2,594.56	2,151.54	2,454.26
Fourth Quarter	2,659.95	2,427.32	2,635.93
2013
First Quarter	2,749.27	2,570.52	2,624.02
Second Quarter	2,835.87	2,511.83	2,602.59
Third Quarter	2,936.20	2,570.76	2,893.15
Fourth Quarter	3,111.37	2,902.12	3,109.00
2014
First Quarter	3,172.43	2,962.49	3,161.60
Second Quarter	3,314.80	3,091.52	3,228.24
Third Quarter	3,289.75	3,006.83	3,225.93
Fourth Quarter	3,277.38	2,874.65	3,146.43
2015
First Quarter	3,731.35	3,007.91	3,697.38
Second Quarter	3,828.78	3,424.30	3,424.30
Third Quarter	3,686.58	3,019.34	3,100.67
Fourth Quarter	3,506.45	3,069.05	3,267.52
2016
First Quarter	3,178.01	2,680.35	3,004.93
Second Quarter	3,151.69	2,697.44	2,864.74
Third Quarter	3,091.66	2,761.37	3,002.24
Fourth Quarter	3,290.52	2,954.53	3,290.52
2017
First Quarter	3,500.93	3,230.68	3,500.93
Second Quarter	3,658.79	3,409.78	3,441.88
Third Quarter (through September 29, 2017)	3,594.85	3,388.22	3,594.85

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

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Morgan Stanley Finance LLC

Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Underlying index publisher:	STOXX Limited
Denominations:	$10 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:	If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the determination date as postponed.
Equity-linked notes:	All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with this document.:
Minimum ticketing size:	$1,000 / 100 notes
Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.

Tax considerations:	In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, even though no interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the notes is a rate of 2.9401% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a single projected amount equal to $11.9145 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.
The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.
ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2017	$0.0702	$0.0702
January 1, 2018 through June 30, 2018	$0.1480	$0.2182
July 1, 2018 through December 31, 2018	$0.1502	$0.3684
January 1, 2019 through June 30, 2019	$0.1524	$0.5208
July 1, 2019 through December 31, 2019	$0.1547	$0.6755
January 1, 2020 through June 30, 2020	$0.1569	$0.8324
July 1, 2020 through December 31, 2020	$0.1592	$0.9916
January 1, 2021 through June 30, 2021	$0.1616	$1.1532
July 1, 2021 through December 31, 2021	$0.1640	$1.3172
January 1, 2022 through June 30, 2022	$0.1664	$1.4836
July 1, 2022 through December 31, 2022	$0.1688	$1.6524
January 1, 2023 through June 30, 2023	$0.1713	$1.8237
July 1, 2023 through the Maturity Date	$0.0908	$1.9145

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Market-Linked Notes due October 4, 2023

Based on the Value of the EURO STOXX 50® Index

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, the regulations exempt securities issued before January 1, 2018 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the Internal Revenue Service (the “IRS”), and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Use of proceeds and hedging:

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $10 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described beginning on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the notes by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in stocks of the underlying index and in futures and options contracts on the underlying index and any component stocks of the underlying index listed on major securities markets. Such purchase activity could have increased the value of the underlying index on the pricing date, and, therefore, could have increased the value at or above which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the determination date, by purchasing and selling the stocks constituting the underlying index, futures or options contracts on the underlying index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. We cannot give any assurance that our hedging activities will not affect the value of the underlying index, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Section 4975 of the Code generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive

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relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:	Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.
Supplemental information regarding plan of distribution; conflicts of interest:

We expect to deliver the notes against payment therefor in New York, New York on October 4, 2017, which will be the third scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the second business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Agent may distribute the securities through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of ours. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.30 for each note they sell. In addition, Morgan Stanley Wealth Management will receive a structuring fee of $0.05 for each note.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Validity of the notes:	In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a

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Morgan Stanley Finance LLC

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Based on the Value of the EURO STOXX 50® Index

valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016.
Contact:	Morgan Stanley clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.
Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley or MSFL will arrange to send you the product supplement for Equity-Linked Notes, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated February 29, 2016

Index Supplement dated January 30, 2017

Prospectus dated February 16, 2016

Terms used but not defined in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus.

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